UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the second quarter results ended October 9, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 22, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

2

QUARTERLY REPORT

For the 24-week period
ended October 9, 2005

:: EXPERTISE :: MATURITY :: INTERNATIONAL VISION

Alimentation Couche-Tard Inc.

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as past performance. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. To facilitate the reading of this report, the terms "We", "our", "us" and "the Company" refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in US dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). You should read the following MD&A in conjunction with the interim consolidated financial statements and with Couche-Tard's 2005 Annual Report. Additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at November 15, 2005 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the Company's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" in the 2005 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Change in Reporting Currency

Since our first quarter of fiscal 2006, we are reporting our financial results and financial position in United States currency and accordingly, our Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remain unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the third-largest convenience store operator, the second-largest independent convenience store operator (not integrated with a petroleum company) and the most profitable one within such category. We currently operate a network of 4,853 convenience stores, 3,007 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States covering 23 States. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices in North America.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category and continued investment in store modernization and technology.

In light of improvements made to the Store 2000 differentiation concept in recent years through the addition of various marketing and merchandizing approaches and components, we have renamed our various concepts under one acronym-IMPACT (Innovation, Marketing and People at Alimentation Couche-Tard). This acronym reflects not only the impact our differentiation strategies have on our customers, sales and earnings but also the diversity of the dynamic concepts designed by the Couche-Tard teams in order to create a unique, warm, friendly and inviting environment for customers.

We conduct our business through different modes of operations. Although the majority of our stores are Company-operated, some are part of our affiliate program, which includes franchised and licensed stores. The amount of operating income generated from the affiliates amounted to $7.1 million or 4.0% of our total operating income for the 24-week period ending October 9, 2005, including $1.6 million or 0.9% of our total operating income generated by licensees outside North America.

The convenience store industry is fragmented, with the top ten operators representing only approximately 25% of the estimated total of 138,200 stores in the United States. Industry consolidation by highly leveraged operators in the 1990s, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

Overview

We announced another outstanding quarter with net earnings of $55.5 million, up 44.9% from $38.3 million compared with the same period of the previous year. This performance primarily reflects the increase in gross margins from motor fuel revenues in our Canadian and American markets.

The average retail price of motor fuel in our U.S. markets amounted to $2.62 per gallon for the 12-week period ended October 9, 2005 compared with $1.86per gallon for the 12-week period ended October 10, 2004. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. Although motor fuel gross margins can be volatile from one quarter to the next, they generally even out on an annual basis. For each of the last four quarters commencing with the third quarter of fiscal 2005, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 16.30¢, 11.26¢, 14.86¢ and 17.05¢ per gallon respectively - with a weighted average of 14.96¢ per gallon for the year ended October 9,2005 compared with 13.25¢ per gallon for the previous twelve-month period ended October 10, 2004 (including Circle K's historical results). The motor fuel gross margin for the U.S. Company-operated stores was 17.05¢ per gallon for the second quarter this year compared with 12.44¢ per gallon for the same period last year. If the motor fuel gross margin for the second quarter this year had been the same as for the same period last year, motor fuel gross profit from our Company-operated stores in the U.S. would have been approximately $20.1 million lower. The higher retail prices for motor fuel this quarter resulted in increased credit card expense, which is based on a percentage of the retail selling prices. The increase in credit card expense for the second quarter of this year in our U.S. markets is $6.0 million over the second quarter of last year. Including Canada, total credit card expense increased by $6.8million over the second quarter last year.

Business acquisition

On September 12, 2005, we announced the signing of an agreement with Conway Oil Company and Conway Estate Company to acquire 16 sites in New Mexico, U.S. This transaction is expected to close in December 2005. These stores would represent additional annual sales of approximately $66.0 million and contribute to our net earnings on an annual basis.

Pursuant to a confidentiality agreement, the transaction amount cannot be disclosed at this stage but it is expected to be financed from our available cash.

Hurricanes

Second quarter of fiscal 2006

During the second quarter of this year, Florida and the Gulf of Mexico were affected by two hurricanes, which resulted in some damages to certain of our sites. Losses, including damages related to fixed assets and inventory spoilage are estimated to result in net claims of approximately $10.0 million. In total, 105 sites were affected to various degrees, 19 of which are still closed as of today. Of these sites, we expect that approximately 11 will remain permanently closed because they did not have the potential to meet our contribution expectations, six sites should be reopened within six months and two within a year. As of October 9, 2005, and from the date of occurrence of those events, we estimate that we have lost approximately 1,500 store-days.

Given the scope of these natural disasters, we are currently finalizing our assessment of the extent of the damages caused to our sites and the corresponding insurance claim amounts.

We do not expect these incidents to have a significant effect on our financial position and our operating results.

Second quarter of fiscal 2005

During the second quarter of fiscal 2005, certain areas of the Company's business in Florida experienced damages resulting from four hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, have resulted in net claims now estimated at $16.9 million. The book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes is $4.6 million. In total, 92 sites were affected to various degrees, five of which are still closed as today. Of these sites, only one will be permanently closed because it did not have the potential to meet our contribution expectations while the other four should reopen within a few months. As of October 9, 2005, and from the date of occurrence of those events, we estimate that we have lost approximately 5,900 store-days.

We expect to spend approximately $19.2 million to restore buildings and equipment (including approximately $9.8 million to restore assets on leased properties) of which $9.4 million will be recorded in fixed assets. We expect to record a gain representing the difference between the insurance proceeds and the carrying value of the owned and leased assets. As of October 9, 2005, we had received $12.6 million in insurance proceeds with another $3.3 million received subsequent to this date.

Subsequent events

At the beginning of the third quarter of fiscal 2006, we announced the signing of two agreements for the acquisition of a total of 33 sites, including seven from Ports Petroleum Co., operating under the Fuel Mart banner in Ohio, U.S. The other 26 sites, operating under the BP banner in the Memphis, Tennessee region in the U.S., will be acquired from BP Products North America, Inc.

These transactions are expected to be completed by the end of December 2005. These 33 sites would represent additional annual sales of approximately $115.0 million and contribute to our net earnings on an annual basis.

Pursuant to confidentiality agreements, the transaction amounts cannot be disclosed at this stage but they are expected to be financed from our available cash.

At the beginning of the third quarter of this year, Florida was affected by another hurricane which resulted in damages to some of our sites. In total, 58 sites were affected to various degrees of which only four sites are still closed as of today. Of these sites, two will be permanently closed because they did not have the potential to meet our contribution expectations while the other two should reopen shortly. While we are currently assessing the extent of the damages, we do not expect this incident to have a significant impact on our financial position and operating results.

Outstandingshares and stock options

As at November 8, 2005, Couche-Tard had 56,594,692 Class A multiple voting shares and 145,441,728 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,140,098 outstanding stock options for the purchase of Class B shares.

Income Statement Categories

Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, calling card and gift card commissions, fees for cashing cheques and sales of postage stamps and bus tickets. Merchandise and service revenues also include franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchisees and affiliates.

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we are taking the ownership of the motor fuel inventory. In the United States, we purchase motor fuel and sell it to approximately 90 independent store operators at cost plus a mark-up. We are recording the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we have earned is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

Gross profit. Gross profit consists mainly of revenues less the related cost of the inventories. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using theaverage cost method.

Operating, selling, administrative and general expenses. The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, commissions to dealers and overhead and include advertising expenses that are charged as incurred.

Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Exchange Rate Data

The Company's US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00.
	12-week periods ended			24-week periods ended
	October 9,	October 10,	October 9,	October 10,
	2005	2004	2005	2004
Average for period (1)	0.8365	0.7675	0.8200	0.7500
Period end	0.8508	0.7987	0.8508	0.7987

_______________
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

The following table highlights certain information regarding our operations for the 12-week periods ended October 9, 2005 and October 10, 2004 and for the 24-week periods ended October 9,2005 and October 10, 2004.
(In millions of US dollars, unless otherwise stated)	12-week periods ended		24-week periods ended
	October 9,	October 10,	October 9,	October 10,
	2005	2004	2005	2004
		restated		restated
Statement of Operations Data:
Merchandise and service revenues (1):
Canada	343.8	298.1	681.2	586.5
United States	646.6	601.0	1,299.9	1,216.9
Total merchandise and service revenues	990.4	899.1	1,981.1	1,803.4
Motor fuel revenues
Canada	219.0	156.1	400.7	302.2
United States	1,182.5	785.1	2,192.4	1,569.3
Total motor fuel revenues	1,401.5	941.2	2,593.1	1,871.5
Total revenues	2,391.9	1,840.3	4,574.2	3,674.9
Merchandise and service gross profit (1):
Canada	115.4	100.7	230.4	197.4
United States	212.3	198.8	425.2	398.9
Total merchandise and service gross profit	327.7	299.5	655.6	596.3
Motor fuel gross profit:
Canada	17.5	12.1	30.8	24.6
United States	75.6	51.6	143.2	116.6
Total motor fuel gross profit	93.1	63.7	174.0	141.2
Total gross profit	420.8	363.2	829.6	737.5
Operating, selling, administrative and general expenses	305.2	278.9	603.2	555.7
Depreciation and amortization of fixed and other assets	24.0	18.8	46.7	35.9
Operating income	91.6	65.5	179.7	145.9
Financial expenses	7.5	6.6	14.7	13.0
Earnings before income taxes	84.1	58.9	165.0	132.9
Income taxes	28.6	20.6	55.4	46.5
Net earnings	55.5	38.3	109.6	86.4
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.1%	33.3%	33.1%	33.1%
Canada	33.6%	33.8%	33.8%	33.7%
United States	32.8%	33.1%	32.7%	32.8%
Growth of same-store merchandise revenues (2) (5):
Canada	4.4%	2.9%(6)	4.8%	2.1%(6)
United States	5.9%	11.0%(6)	5.7%	10.0%(6)
Motor fuel gross margin:
Canada (Cdn cents per litre)	6.02	4.63	5.39	4.91
United States (US cents per gallon) (3)	17.05	12.44	15.94	14.30
Volume of motor fuel sold (4):
Canada (millions of litres)	347.4	339.7	695.4	665.1
United States (millions of gallons)	454.8	426.1	922.2	837.9
Growth of same-store motor fuel volume (5):
Canada	0.9%	7.0%(6)	3.3%	5.7%(6)
United States	2.2%	11.0%(6)	6.2%	8.7%(6)

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1). Growth in Canada is calculated based on Canadian dollars.
(3)	For Company-operated stores only.
(4)	Includes volumes of franchisees and dealers.
(5)	Since our first quarter of fiscal 2006, growth in both merchandise revenues and motor fuel volumes are reported on a same-store basis.
(6)	For both comparative periods, growth in merchandise revenues and motor fuel volumes are reported on an average per store basis to be constant with our prior practices. Growth in the United States excludes the Circle K acquisition.

12-Week Period Ended October 9, 2005 Compared to the 12-Week Period Ended October 10, 2004

During the 12-week period ended October 9, 2005, we opened 20 new Company-operated stores and 14 QSRs and implemented our IMPACT concepts in 96 stores, including five new stores. Five affiliated stores were converted into Company-operated stores and four Company-operated stores were converted into affiliated stores. We also added 14 affiliated stores to our network whereas 14 other stores were removed. Finally, we closed 24 Company-operated stores, including 11 that were closed on a permanent basis due to hurricane-related damages.

For the 12-week period ended October 9, 2005, we achieved revenues of $2.39 billion, compared with $1.84 billion for the same period in fiscal 2005, an increase of 29.9% or $551.6 million. We recorded 76.6% of our revenues in the United States, compared with 75.3% in the second quarter last year.

  In the United States, revenues totalled $1.83 billion, an increase of 32.0% or $443.0 million, of which $397.4 million or 89.7% was generated from motor fuel revenues. The growth of same-store motor fuel volume (2.2%) was negatively impacted somewhat by the surge in pump prices and a shortage of motor fuel in certain regions, but also reflected the positive impact of certain pricing strategies adopted to increase volume, particularly in the southwest markets of the U.S. We were therefore able to adapt to oil market conditions while remaining competitive. Growth of same-store merchandise revenues was 5.9% over the same period last year. The growth of same-store merchandise revenues reflects efforts made to increase revenues and gross margins through price optimization, changing product mix, the results from investment in our IMPACT concepts conversions and the increase in tobacco tax in some regions with the resultant increase in the selling price of tobacco products.

  In Canada, revenues amounted to $562.8 million, up 23.9%, or $108.6 million, of which $62.9 million or 57.9% was generated from motor fuel revenues. The growth of same-store motor fuel volume stood at 0.9% compared with the same quarter in the previous year, which reflects pressure on consumer spending caused by the sharp jump in motor fuel prices. Growth of same-store merchandise revenues was 4.4% compared with the same period in the previous year reflecting our pricing strategies on certain product categories designed to increase volume, the results from investment in our IMPACT concepts conversions and Canada's favourable weather conditions this summer.

Gross profit grew by 15.9% or $57.6 million to $420.8 million, compared with $363.2 million for the same quarter last year. This increase is mainly due to higher sales and high motor fuel margins.

  The consolidated merchandise and service gross margin was 33.1%, down slightly from 33.3% in the same period last year. The gross margin in Canada was 33.6%, down from 33.8% in the second quarter of the previous year, reflecting our pricing strategies on certain product categories. In the United States, despite our continued efforts regarding price optimization and changes to the product mix in higher margin categories, the gross margin was 32.8% compared with 33.1% for the second quarter of 2005. The decrease was primarily due to certain pricing strategies in the western U.S. markets and to competitive pressure on tobacco gross margins in certain regions, which offset the effect of gross margin improvements achieved in other categories during the 12-week period ended October 9, 2005.

  The motor fuel gross margin increased to Cdn6.02¢ per litre in Canada from Cdn4.63¢ perlitre in the second quarter of the previous year. The motor fuel gross margin in the United States increased significantly to 17.05¢ pergallon, compared with 12.44¢per gallon for the corresponding period of the previous year. These increases primarily reflect the volatile nature of the motor fuel business and the selective pricing strategy implemented in certain areas to stimulate sales volume.

Operating, selling, administrative and general expenses increased by $26.3 million or 9.4% over the second quarter of the previous year. This includes an increase of $6.8 million in credit card expense, which relates primarily to the increase in the retail price of motor fuel. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 2.4% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses declined by 0.2%.

Depreciation and amortization of fixed and other assets increased by $5.2 million to $24.0 million in the second quarter of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005.

Operating income of $91.6 million for the second quarter of fiscal 2006 increased by 39.8%, or $26.1 million, over the $65.5 million earned in the same period of the previous fiscal year.

Financial expenses of $7.5 million were up by $0.9 million or 13.6% over the same period last year. Financial expenses were reduced this year by a $0.1 million favourable benefit from interest rate swaps entered into in March 2004, compared with $1.8 million in the second quarter of fiscal 2005. In addition, financial expenses were reduced in the second quarter of this year by $2.0 million of interest income earned from the investing of excess cash.

Income taxes increased by $8.0 million,to $28.6 million, primarily due to increased pre-tax earnings.

Net earnings increased by $17.2 million, or 44.9%, to $55.5 million or $0.27 per share ($0.27 per share on a diluted basis), compared with $38.3 million or $0.19 per share ($0.19 per share on a diluted basis) in the same period of the previous year.

24-Week Period Ended October 9, 2005 Compared to the 24-Week Period Ended October 10, 2004

During the 24-week period ended October 9, 2005, we opened 37 new Company-operated stores and 33 QSRs and implemented our IMPACT concepts in 155 stores, including 16 new stores. Seven affiliated stores were converted into Company-operated stores and six Company-operated stores were converted into affiliated stores. We also added 44 affiliated stores to our network whereas 40 other stores were removed. Finally, we closed 27 Company-operated stores, including 11 stores that were closed on a permanent basis due to hurricane-related damages.

For the 24-week period ended October 9, 2005, we achieved revenues of $4.57 billion compared with $3.67 billion for the same period in fiscal 2005, an increase of 24.5% or $899.3 million. We recorded 76.4% of our revenues in the United States, compared with 75.8% for the first 24 weeks of last year.

  In the United States, revenues totalled $3.49 billion, an increase of 25.3% or $706.1 million. The growth of same-store motor fuel volume of 6.2% reflects the positive impact of certain pricing strategies adopted, particularly in our southwest markets of the U.S. The increase was tempered somewhat by the surge in pump prices and a shortage of motor fuel in certain regions. We were able to adapt to oil market conditions while remaining competitive in our markets, recording motor fuel revenues of $2.19 billion, up 39.7% or $623.1 million compared with the same six-month period of the previous year. Growth of same-store merchandise revenues was 5.7% over the same period last year. The growth of same-store merchandise revenues reflects efforts made to increase revenues and gross margins through price optimization, changing product mix, the results from investment in our IMPACT concepts conversions and the increase in tobacco tax in some regions with the resultant increase in the selling price of tobacco products

  In Canada, revenues amounted to $1.08 billion, up 21.7%, or $193.2 million, of which $98.5 million or 51.0% was generated from motor fuel revenues. Growth of same-store motor fuel revenues was 3.3% compared with the first six months of the previous year due in part to the negative impact of the sharp increase in the price of motor fuel. Merchandise and service revenues increased by $94.7 million over the same period in fiscal 2005. Growth of same-store merchandise revenues was 4.8% compared with the same period in the previous year reflecting our pricing strategies on certain product categories designed to increase volume.

Gross profit grew by 12.5% or $92.1 million to $829.6 million, compared with $737.5 million for the same six-month period of the previous year. This increase is mainly due to higher sales and high motor fuel margins.

  The consolidated merchandise and service gross margin was 33.1%, unchanged from last year. The gross margin in Canada was 33.8%, up from 33.7% in the first six months of the previous year reflecting the impact of improvements in purchasing terms and changes in product mix with a focus on higher margin items. The increase in gross margin was partially offset by our pricing strategies on certain product categories designed to increase sales. In the United-States, despite our continued efforts regarding price optimization and changes to the product mix in higher margin categories, the gross margin was 32.7% compared with 32.8% for the first half of fiscal 2005. The decrease was primarily due to certain pricing strategies adopted in the western U.S. markets and to competitive pressure on tobacco gross margins in certain regions, which offset the effect of gross margin improvements achieved in other categories during the 24-week period ended October 9, 2005.

  The motor fuel gross margin increased to Cdn5.39¢ per litre in Canada from Cdn4.91¢ perlitre in the first six months of the previous year. The motor fuel gross margin in the United States posted a significant increase, reaching 15.94¢ per gallon compared with 14.30¢ per gallon for the corresponding period of the previous year. These increases primarily reflect the volatile nature of the motor fuel business, partially offset by our selective pricing strategy implemented in certain areas to increase sales volume and by strong competition in some regions.

Operating, selling, administrative and general expenses increased by $47.5million or 8.5% over the first six months of the previous year. This includes an increase of $11.1 million in credit card expense, which relates primarily to the increase in the retail price of motor fuel. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 1.9% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses declined by 0.4%.

Depreciation and amortization of fixed and other assets increased by $10.8 million to $46.7 million in the first half-year of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005.

Operating income of $179.7 million for the first six months of this year increased by 23.2%, or $33.8 million over the $145.9 million earned in the same period of the previous fiscal year.

Financial expenses of $14.7 million were up by $1.7 million or 13.1% over the same period last year. Financial expenses were reduced this year by a $1.0 million favourable benefit from interest rate swaps entered into in March 2004, compared with $4.1 million in the first half-year of fiscal 2005. In addition, financial expenses were reduced in the first six months of this year by $2.8 million of interest income earned from the investing of excess cash.

Income taxes increased by $8.9 million,to $55.4 million, primarily due to increased pre-tax earnings.

Net earnings increased by $23.2 million, or 26.9%, to $109.6million or $0.54per share ($0.53 per share on a diluted basis), compared with $86.4 million or $0.43 per share ($0.42 per share on a diluted basis) in the same period of the previous year.

Liquidity and Capital Resources

Our principal source of liquidity is cash flows generated from operating activities. Our principal uses of cash are to meet debt service requirements, pay dividends, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

As at October 9, 2005, our total debt was $527.7 million (of which $350.0 million consisted of 7.5% Subordinated unsecured debt due in 2013, $169.9 million consisted of borrowings under our Secured term loans and $7.8 million consisted of other long-term debt).

In addition to the above, we have interest rate swap agreements with three banks under which we incur interest on $350.0 million at a rate of LIBOR plus an aggregate weighted average rate factor of 2.95%. The interest rate is reset every six months over the termof the agreements. The swap agreements, which expire on December 15, 2013, provide that, after December 15,2008, each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if terminated after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right was exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap. We formally document and designate each derivative financial instrument as a hedge of our Subordinated unsecured debt. We determine that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

Capital Expenditures. Gross capital expenditures for the 12 and 24-week periods ended October 9, 2005 were $50.2 million and $83.3 million respectively. Our capital expenditures primarily relate to expenditures on the implementation of our IMPACT concepts, investment in new stores, the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations, and the installation of point of sales (POS) systems, including scanning, at the Circle K Company-operated stores that did not yet have this technology. In connection with the Circle K acquisition, we expect to make certain capital improvements of up to $18.6 million at the Circle K stores until December 2008 in order to comply with the requirements of the Americans with Disabilities Act. We expect to fund these improvements with cash flows generated from operations. Over the past number of years, we have expended funds for maintaining stores to operating standards, renovated certain stores with our IMPACT concepts, opened new stores and invested in small acquisitions. We have funded these expenditures with cash flows from operating activities.

We believe that we will be able to continue to fund future expenditures of this nature with cash flows from operating activities. Major acquisitions will be financed through a combination of debt, sale and leaseback transactions and equity.

Credit Facilities. We have five-year renewable operating credits, maturing in December 2008 in the amount of Cdn$50.0 million available in Canadian dollars or US dollars to the Canadian borrowers and in the amount of $75.0 million available in US dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The operating credits are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed Cdn$10.0 million or the US dollar equivalent) in respect of the Canadian facility and $30.0 million in respect of the U.S. facility. As of October 9, 2005, the facilities were undrawn, except for letters of credit of approximately Cdn$0.9 million for the Canadian facility and $15.2 million for the U.S. facility.

Virtually all of our assets secure our senior credit facility. We must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement imposes certain restrictions on capital spending if a certain ratio is not achieved, business acquisitions, debt repayments and payment of dividends. As well, the indenture governing the subordinated debt also contains certain restrictions on business acquisitions and the payment of dividends.

Principal Cash Flows for the 12 and 24-Week Periods Ended October 9, 2005

Cash Flows from Operating Activities. Cash provided from operating activities amounted to $155.2 million in the 12-week period ended October 9, 2005 compared with $63.9 million in the 12-week period ended October 10, 2004. This represents an increase of $91.3 million, which is primarily due to an increase in non-cash working capital items including $48.5 million in income taxes payable and accounts payable in the amount of $45.3 million, generated by the increase in motorfuel costs. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of fixed and other assets and future income taxes amounted to $80.1 million (or $0.40 per share), an increase of $14.1 million or 21.4% over the $66.0 million (or $0.33 per share) generated during the12-week period ended October 10, 2004.

Cash provided from operating activities amounted to $214.1 million in the 24-week period ended October 9, 2005 compared with $138.4 million in the 24-week period ended October 10, 2004. This represents an increase of $75.7 million, which is primarily due to the increase in net earnings of $23,2 million and the receipt of income taxes receivable. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of fixed and other assets and future income taxes amounted to $158.5 million (or $0.78 per share), an increase of $27.1 million or 20.6% over the $131.4 million (or $0.65 per share) generated during the 24-week period ended October 10, 2004.

Cash Flows from Investing Activities. Net cash used in investing activities for the 12-week period ended October 9, 2005 amounted to $42.8 million compared with $27.2 million for the 12-week period ended October 10, 2004. Investment in fixed assets amounted to $50.2 million, compared with $32.9 million for the 12-week period ended October 10, 2004. These capital expenditures were primarily related to the implementation of our IMPACT concepts, investment in new stores, the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations, the installation of point of sales systems, including scanning, at the Circle K Company-operated stores that did not yet have this technology and the replacement of fixed assets damaged by the Florida hurricanes. Cash generated from sale and leaseback transactions amounted to $1.9 millionin the 12-week period ended October 9, 2005.

Net cash used in investing activities for the 24-week period ended October 9, 2005 amounted to $58.7 million compared with $49.4 million for the 24-week period ended October 10, 2004. Capital expenditures amounted to $83.3 million, compared with $52.4 million for the same six-month period of the previous year. This amount was primarily allocated for the implementation of our IMPACT concepts, investment in new stores, the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations, the installation of point of sales systems, including scanning, at the Circle K Company-operated stores that did not yet have this technology and the replacement of fixed assets damaged by the Florida hurricanes. During the current six-month period, cash generated from sale and leaseback transactions amounted to $18.7 million.

Cash Flows from Financing Activities. Cash used in financing activities amounted to $1.4 million for the 12-week period ended October 9, 2005. This amount was allocated to the repayment of long-term debt of $1.4 million. In the same period of the previous year, cash of $1.3 million was used, essentially for the repayment of the debt of $2.3 million, offset by the $0.9 million of proceeds from the issue of shares on exercise of stock options.

Cash used in financing activities amounted to $2.8 million for the 24-week period ended October 9, 2005 including repayment of long-term debt of $3.0 million and the receipt of $0.2 million in cash from the issue of shares on exercise of stock options. In the first six months of the previous year, cash of $5.3 million was generated, essentially from the $8.2 million of proceeds from the issue of shares on exercise of stock options, which was offset by the repaymentof long-term debt of $3.0 million.

Financial Position as at October 9, 2005

Our total consolidated assets of $2.21 billion as at October 9, 2005 increased by $234,5million compared with April 24, 2005. The change is primarily represented by the $156.1 million increase in cash and cash equivalents, the $46.9 million increase in receivables and the $22.3 million increase in inventory. The increase in receivables is due to an increase in accounts receivable related to credit card sales whereas the increase in inventory is attributable to higher motor fuel costs. Total cash and cash equivalents amounted to $408.8 million as at October 9, 2005. Shareholders' equity of $862.1 million as at October 9, 2005 increased by $128.9 million resulting mainly from net earnings of $109,6 million in addition to the increase in cumulative translation adjustments for the 24-week period ended October 9, 2005. The increase in cumulative translation adjustments was generated by significant exchange rate fluctuations. The net interest-bearing debt to total capitalization ratio stood at 0.12:1 versus 0.28:1 as at April 24, 2005.

Outlook

With the integration of Circle K operations successfully completed last year, we are focused on our priorities as set out in our last Annual Report namely to invest in our existing store base by implementing our IMPACT concepts on approximately 400 sites and by adding approximately 60 QSRs and approximately 100 new store locations through new store development and small acquisitions. In addition, we will focus on executing our plans for improvement to sales and margins through a variety of actions, including price optimization. With the successful integration of Circle K behind us and considering our strong financial position, we will seek out a larger-scale acquisition opportunity.

November 15, 2005

CONSOLIDATED EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 9,	October 10,	October 9,	October 10,
	2005	2004	2005	2004
		restated		restated
		(Note 2)		(Note 2)
	$	$	$	$
Revenues	2,391.9	1,840.3	4,574.2	3,674.9
Cost of sales	1,971.1	1,477.1	3,744.6	2,937.4
Gross profit	420.8	363.2	829.6	737.5

Operating, selling, administrative and general expenses	305.2	278.9	603.2	555.7
Depreciation and amortization of fixed and other assets	24.0	18.8	46.7	35.9
	329.2	297.7	649.9	591.6
Operating income	91.6	65.5	179.7	145.9
Financial expenses	7.5	6.6	14.7	13.0
Earnings before income taxes	84.1	58.9	165.0	132.9
Income taxes	28.6	20.6	55.4	46.5
Net earnings	55.5	38.3	109.6	86.4

Net earnings per share (Note 3)
Basic	0.27	0.19	0.54	0.43
Diluted	0.27	0.19	0.53	0.42
Weighted average number of shares (in thousands)	202,036	201,452	202,021	200,944
Weighted average number of shares - diluted (in thousands)	207,510	206,034	207,308	205,746
Number of shares outstanding at end of period (in thousands)	202,036	201,555	202,036	201,555

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 24-weekperiods ended	October 9,	October 10,
	2005	2004
	$	$
Balance, beginning of period	5.6	3.2
Stock-based compensation	1.9	0.8
Fair value of stock options exercised	-	(0.1)
Balance, end of period	7.5	3.9

CONSOLIDATED RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 24-weekperiods ended	October 9,	October 10,
	2005	2004
		restated
		(Note 2)
	$	$
Balance, beginning of period	317.5	162.3
Net earnings	109.6	86.4
Balance, end of period	427.1	248.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 9,	October 10,	October 9,	October 10,
	2005	2004	2005	2004
		restated		restated
		(Note 2)		(Note 2)
	$	$	$	$
Operating activities
Net earnings	55.5	38.3	109.6	86.4
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of fixed and other assets, net of
amortization of deferred credits	23.1	18.1	44.0	31.9
(Gain) loss on disposal of fixed and other assets	(2.9)	1.3	(1.9)	1.3
Future income taxes	4.4	8.3	6.8	11.8
Deferred credits	4.0	2.3	6.2	5.0
Other	(2.1)	0.4	(1.9)	0.6
Changes in non-cash working capital items	73.2	(4.8)	51.3	1.4
Cash flows from operating activities	155.2	63.9	214.1	138.4

Investing activities
Deposit on business acquisition	-	(1.6)	-	(1.6)
Liabilities assumed on business acquisitions	-	(0.2)	-	(3.6)
Purchase of fixed assets	(50.2)	(32.9)	(83.3)	(52.4)
Proceeds from sale and leaseback transactions	1.9	1.8	18.7	1.8
Proceeds from disposal of fixed and other assets	7.5	8.1	8.2	9.5
Other assets	(2.0)	(2.4)	(2.3)	(3.1)
Cash flows used in investing activities	(42.8)	(27.2)	(58.7)	(49.4)

Financing activities
Issuance of long-term debt, net of financing costs	-	0.1	-	0.1
Repayment of long-term debt	(1.4)	(2.3)	(3.0)	(3.0)
Issuance of shares, net of share issue expenses	-	0.9	0.2	8.2
Cash flows (used in) from financing activities	(1.4)	(1.3)	(2.8)	5.3
Effect of exchange rate fluctuations on cash and cash equivalents	3.0	2.8	3.5	5.6
Net increase in cash and cash equivalents	114.0	38.2	156.1	99.9
Cash and cash equivalents, beginning of period	294.8	215.5	252.7	153.8
Cash and cash equivalents, end of period	408.8	253.7	408.8	253.7

Supplemental information:
Interest paid	2.6	1.8	16.3	14.9
Income taxes paid	8.1	24.6	12.1	55.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 9,	As at April 24,
	2005	2005
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	408.8	252.7
Accounts receivable	156.6	109.7
Income taxes receivable	-	31.6
Inventories	317.7	295.4
Prepaid expenses	16.6	10.0
Future income taxes	18.7	17.2
	918.4	716.6
Fixed assets	836.9	812.0
Trademarks and licenses	172.8	172.5
Goodwill	232.9	224.9
Deferred charges	35.0	30.7
Other assets	11.8	15.8
Future income taxes	0.8	1.6
	2,208.6	1,974.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	636.6	604.9
Income taxes payable	37.0	-
Future income taxes	-	0.1
Current portion of long-term debt	7.4	7.0
	681.0	612.0
Long-term debt	520.3	523.9
Deferred credits and other liabilities	100.0	72.7
Future income taxes	45.2	32.3
	1,346.5	1,240.9

Shareholders' equity
Capital stock	351.0	350.8
Contributed surplus	7.5	5.6
Retained earnings	427.1	317.5
Cumulative translation adjustments	76.5	59.3
	862.1	733.2
	2,208.6	1,974.1

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 24, 2005. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 Annual Report (the 2005 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

Effective April 25,2005, the Company changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods. Under this method, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

2. ACCOUNTING CHANGES

Non-monetary transactions

On June 1st, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1st, 2006 have to be measured at fair value unless:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or

  the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have any impact on the Company's financial statements.

Accounting for fixed assets and lease accounting

During fiscal year 2005, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

The impact of those changes as of April 25,2004 is a decrease in fixed assets of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease to the cumulative translation adjustments balance of $0.7.

For the 12 and 24-week periods ended October 9,2005, the impact on net earnings is a decrease of $2.3 and $3.6, respectively ($0.01 and $0.02 per share on a diluted basis). For the 12 and 24-week periods ended October 10, 2004, the impact on net earnings is a decrease of $0.9 and $1.7, respectively (nil and $0.01 per share on a diluted basis).

3. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended October 9, 2005			ended October 10, 2004
				restated (Note 2)
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shares	55.5	202,036	0.27	38.3	201,452	0.19

Dilutive effect of stock options		5,474	-		4,582	-

Diluted net earnings available for
Class A and B shares	55.5	207,510	0.27	38.3	206,034	0.19

	24-week period			24-week period
	ended October 9, 2005			ended October 10, 2004
				restated (Note 2)
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shares	109.6	202,021	0.54	86.4	200,944	0.43

Dilutive effect of stock options		5,287	(0.01)		4,802	(0.01)

Diluted net earnings available for
Class A and B shares	109.6	207,308	0.53	86.4	205,746	0.42

A total of 894,100 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 9, 2005. There were 800,000 stock options excluded from the calculation for the corresponding periods ended October 10, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

4. CAPITAL STOCK

As at October 9, 2005, the Company had 56,594,692 (56,878,692 as at October 10, 2004) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,441,210 (144,676,350 as at October 10, 2004) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split of all its issued and outstanding Class A and B shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

5. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at October 9, 2005, 9,140,600 (8,698,800 as at October 10, 2004) stock options for the purchase of Class B subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until May 27, 2015, at an exercise price varying from Cdn$2.38 to Cdn$19.89. Two series of stock options totaling 460,100 stock options at exercise prices ranging from Cdn$16.48 to Cdn$17.38 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 9,2005, the stock-based compensation costs amounted to $0.7 and $1.9, respectively. For the corresponding periods ended October 10,2004, the stock-based compensation costs amounted to $0.4 and $0.8, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:
  risk-free interest rate ranging from 3.87% to 3.97%;
  expected life of 8 years;
  expected volatility of 35%;
  no dividend payment.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.24 (Cdn$5.77 as at October 10,2004). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2005 Annual Report.

6. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 9,2005, the Company's total net pension expense included in consolidated earnings amounted to $1.1 and $2.1, respectively. For the corresponding 12 and 24-week periods ended October 10, 2004, the expense was $1.0 and $2.0, respectively. The Company's pension plans are described in Note 21 of the consolidated financial statements presented in the 2005 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

7. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise and affiliated operations. It operates a convenience store chain mainly under the Couche-Tard, Mac's and Circle K banners. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:
	12-week period			12-week period
	ended October 9, 2005			ended October 10, 2004
				restated (Note 2)
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	343.8	646.6	990.4	298.1	601.0	899.1
Motor fuel	219.0	1,182.5	1,401.5	156.1	785.1	941.2
	562.8	1,829.1	2,391.9	454.2	1,386.1	1,840.3
Gross Profit
Merchandise and services	115.4	212.3	327.7	100.7	198.8	299.5
Motor fuel	17.5	75.6	93.1	12.1	51.6	63.7
	132.9	287.9	420.8	112.8	250.4	363.2

Fixed assets and goodwill (a)	426.5	643.3	1,069.8	374.1	516.0	890.1

	12-week period				24-week period
	ended October 9, 2005				ended October 10, 2004
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	681.2	1,299.9	1,981.1	586.5	1,216.9	1,803.4
Motor fuel	400.7	2,192.4	2,593.1	302.2	1,569.3	1,871.5
	1,081.9	3,492.3	4,574.2	888.7	2,786.2	3,674.9
Gross Profit
Merchandise and services	230.4	425.2	655.6	197.4	398.9	596.3
Motor fuel	30.8	143.2	174.0	24.6	116.6	141.2
	261.2	568.4	829.6	222.0	515.5	737.5

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

8. HURRICANES

During the second quarter of this year, Florida and the Gulf of Mexico were affected by two hurricanes, which resulted in some damages to certain of the Company'ssites.

Given the scope of these natural disasters, the Company is currently finalizing the assessment of the extent of the damages caused to its sites and the corresponding insurance claim amounts.

The Company does not expect these incidents to have a significant effect on its financial position and operating results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

9. PURCHASE COMMITMENTS

On September 12, 2005, the Company signing an agreement with Conway Oil Company and Conway Estate Company to acquire 16 sites operating under the Winners banner in New Mexico, U.S. This transaction is expected to be completed in December 2005. The transaction amount will be determined on closing.

10. SUBSEQUENT EVENTS

Business acquisitions

At the beginning of the third quarter of fiscal 2006, the Company announced the signing of two agreements for the acquisition of a total of 33 sites, including seven from Ports Petroleum Co., operating under the Fuel Mart banner in Ohio, U.S. The other 26 sites, operating under the BP banner in the Memphis, Tennessee region in the U.S., will be acquired from BP Products North America, Inc.

These transactions are expected to be completed by the end of December 2005. The transaction amounts will be determined at closing.

Hurricane

At the beginning of the third quarter of this year, Florida was affected by another hurricane which resulted in damages to some of the Company's sites. While the Company is currently assessing the extent of the damages, it does not expect this incident to have a significant impact on its financial position and operating results.